Exhibit 99.1

Dangdang Announces First Quarter 2012 Results

Net Revenues in Q1 2012 Increased by 58% Year-Over-Year

Media Revenue in Q1 2012 Increased by 35% Year-Over-Year

General Merchandise Revenue in Q1 2012 Increased by 124% Year-Over-Year

Beijing, China, May 17, 2012 – E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter Highlights

•	Total net revenues in the first quarter of 2012 were RMB1,083.6 million ($172.1 million), a 58% increase from the corresponding period in 2011.

•	Media revenue for the first quarter of 2012 was RMB696.0 million ($110.5 million), an increase of 35% from the corresponding period in 2011.

•

General merchandise revenue for the first quarter of 2012 was RMB367.9 million ($58.4 million), an increase of 124% from the corresponding period in 2011, representing 34% of total net revenues, compared to 24% in the corresponding period in 2011.

“We continue to build our position as one of the leading e-commerce companies in China. In the first quarter, we managed to grow revenues by 58% year-over-year in a soft consumer market environment in China, which compares favorably with the 53% year-over-year growth rate during the first quarter of 2011. Media revenue performed particularly well in the first quarter with an accelerated quarterly sequential growth rate, which gives us a sustainable market share and clear leadership in the category with which we first established the Dangdang brand,” said Ms. Peggy Yu Yu, Dangdang’s Executive Chairwoman. “Based on our insight of this coming trend, we planned our strategic category mapping from 2011. Dangdang’s business strategy is proving resilient in the current phase of competition, which is concentrated in several vertical categories, particularly in the apparel, digital and electronics categories, in which we have limited exposure and plan to expand through marketplace. Meanwhile, we have made significant progress in strategic cooperation on Dangdang marketplace with a number of leading brands operating in the more competitive product categories. We believe that this rational growth strategy will further build our core business strengths and competencies,” Ms. Yu added.

“We achieved new efficiencies in our new customer acquisition strategy, adding 1.9 million new customers in the first quarter while only spending 2.7% of net revenues on marketing. We increased investment in fulfilment in the first quarter, implemented next-day-delivery services in 140 cities and maintained our high service levels during the Chinese New Year holiday,” commented Mr. Guoqing Li, Chief Executive Officer.

First Quarter 2012 Results

Dangdang’s total net revenues in the first quarter of 2012 were RMB1,083.6 million ($172.1 million), a 58% increase from the corresponding period in 2011.

Media product revenue for the first quarter of 2012 was RMB696.0 million ($110.5 million), representing a 35% increase from the corresponding period in 2011. General merchandise revenue for the first quarter of 2012 was RMB367.9 million ($58.4 million), representing a 124% increase from the corresponding period in 2011. Other revenue including revenue from third-party merchants for the first quarter of 2012 was RMB19.8 million ($3.1 million), representing a 108% increase from the corresponding period in 2011.

Dangdang had about 6.1 million active customers in the first quarter of 2012, representing a 44% increase from the corresponding period in 2011. Total orders for the first quarter 2012 were approximately 11.8 million, a 48% increase from the corresponding period in 2011.

Cost of revenues was RMB929.3 million ($147.6 million), representing 85.8% of total revenues, as compared to 80.5% in the corresponding period in 2011. The increased cost of revenues as a percentage of total revenues was primarily due to the increased percentage of the general merchandise products sold at Dangdang’s website, which have lower gross margin than that of media products, especially in the case of general merchandise of new subcategories. General merchandise revenue for the first quarter of 2012 was RMB367.9 million ($58.4 million), representing 34% of total net revenues, as compared to 24% in the corresponding period in 2011. Gross margin in the first quarter of 2012 was 14.2%, as compared to 10.5% in the fourth quarter of 2011 and 19.5% in the corresponding period in 2011. The year-over-year decrease was primarily due to competitive pricing, changes in product mix with a higher percentage of general merchandise. The quarter-over-quarter increase was primarily due to a more rational competitive environment, a decrease in the use of promotional coupons and changes in product mix with a higher percentage of media products.

Fulfillment expenses which include warehousing and shipping expenses, were RMB175.5 million ($27.9 million), representing 16.2% of total revenues, compared to 12.4% in the corresponding period in 2011. The increase was primarily due to the increase in expanding the procurement team and the rental costs for the new fulfillment centers, as well as investments in improving customers’ shopping experience through faster delivery services.

Marketing expenses were RMB29.6 million ($4.7 million), representing 2.7% of total revenues, compared to 3.4% in the corresponding period in 2011. The decrease was primarily due to the improvement of operational efficiency and a change in marketing strategy.

Technology and content expenses were RMB32.1 million ($5.1 million), representing 3.0% of total revenues, compared to 2.7% in the corresponding period in 2011. The increase was primarily due to the increased headcount of mid to high level engineers.

General and administrative expenses were RMB26.8 million ($4.3 million), representing 2.5% of total revenues, compared to 1.7% in the corresponding period in 2011 and 2.5% in the fourth quarter of 2011. The year-over-year increase was primarily due to an increase of headcount.

Share-based compensation expenses, which were allocated to related expense line items, were RMB2.8 million ($0.4 million) in the first quarter of 2012, compared to RMB2.4 million in the corresponding period in 2011, representing a 14.6% increase.

Dangdang recorded an operating loss of RMB107.2 million ($17.0 million) in the first quarter of 2012, as compared with an operating income of RMB1.3 million in the corresponding period in 2011, primarily due to the increase in cost of revenues and the increase in fulfillment expenses.

Operating loss excluding share-based compensation expenses (non-GAAP) was RMB104.4 million ($16.6 million), as compared with an operating income excluding share-based compensation expenses (non-GAAP) of RMB1.2 million in the corresponding period in 2011.

Net loss was RMB99.5 million ($15.8 million), as compared with a net income of RMB3.1 million in the corresponding period in 2011, primarily due to the increase in cost of revenues and the increase in fulfillment expenses. Net loss excluding share-based compensation expenses (non-GAAP) was RMB96.7 million ($15.4 million), as compared with a net income excluding share-based compensation expenses (non-GAAP) of RMB5.5 million in the corresponding period in 2011.

As of March 31, 2012, Dangdang had cash and cash equivalents, short-term time deposits and held-to-maturity investments of RMB1,393.1 million ($221.2 million), as compared to RMB1,391.8 million as of December 31, 2011.

Capital expenditures for the first quarter of 2012 were RMB23.8 million ($3.8 million).

Adjusted EBITDA loss (non-GAAP) in the first quarter of 2012 was RMB94.8 million ($15.1 million), as compared with an adjusted EBITDA income of RMB7.6 million in the corresponding period in 2011, primarily due to the increase in cost of revenues and the increase in fulfillment expenses.

Outlook for Second Quarter 2012

Dangdang expects its total net revenues in the second quarter of 2012 to be around RMB1186 million, representing year-over-year growth of around 50%. This forecast reflects Dangdang’s current and preliminary view, which is subject to change.

Conference Call Information

Dangdang’s management will host an earnings conference call at 8:00 AM on May 17, 2012 U.S. Eastern Time (or 8:00 PM on May 17, 2012 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-718-354-1231
Hong Kong:	+852-2475-0994
International:	+65-6723-9381

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Dangdang earnings call.”

A replay of the conference call may be accessed by phone at the following number until May 31, 2012:

International:	+61-2-8235-5000
Conference ID:	78966888

Additionally, a live and archived webcast of this conference call will be available at http://ir.dangdang.com/ until December 31, 2012.

About Dangdang

E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers more than 790,000 books and other media products as well as selected general merchandise products including beauty and personal care products, home and lifestyle products, baby, children and maternity products, apparel, digital and electronics products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the second quarter 2012 and quotations from management in this announcement, as well as Dangdang’s strategic and operational plans, contain forward-looking statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dangdang’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of our products and services; trends and competition in China’s business-to-consumer e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to Dangdang’s industry and general economic conditions in China. Further information regarding these and other risks is included in Dangdang’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Dangdang’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), we use the following measures as the non-GAAP financial measures defined by the SEC: non-GAAP operating income/loss, non-GAAP operating margin, non-GAAP net income/loss and adjusted EBITDA income/loss (collectively referred to as the “Non-GAAP Financial Measures” thereafter). We define non-GAAP operating income/loss, non-GAAP operating margin and non-GAAP net income/loss as operating income/loss, operating margin, operating income/loss and net income/loss excluding the impact of share-based compensation expenses respectively; we define adjusted EBITDA income/loss as earnings/loss before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses. We review the Non-GAAP Financial Measures together with net loss or income to obtain a better understanding of our operating performance. We believe that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company’s performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact our net income/loss for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to net income/loss prepared in accordance with U.S. GAAP.

For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For investor and media inquiries, please contact:

Maria Xin

Investor Relations Director

E-commerce China Dangdang Inc.

+86-10-5799-2306

xinyi@dangdang.com

Caroline Straathof

IR Inside

+31-6-54624301

info@irinside.com

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share related data)

	As of December 31, 2011	As of March 31, 2012
	RMB (Audited)	RMB (Unaudited)	US$ (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	192,962	374,300	59,436
Time deposits	1,178,839	998,839	158,609
Held-to-maturity investments	20,000	20,000	3,176
Inventories	1,583,283	1,634,041	259,475
Accounts receivable, net	67,369	68,381	10,858
Prepaid expenses and other current assets (including expenses prepaid to related parties amounting to RMB9,625 and RMB7,219 (US$1,146) as of December 31, 2011 and March 31, 2012, respectively)	142,307	159,785	25,373
Amounts due from related parties	188	182	29

Total current assets	3,184,948	3,255,528	516,956

Fixed assets, net	96,612	96,798	15,371
Prepaid expenses and deposits	4,182	11,280	1,791

Total assets	3,285,742	3,363,606	534,118

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	150,000	—	—
Accounts payable	1,485,943	1,758,294	279,205
Deferred revenue	213,230	177,619	28,205
Accrued expenses and other current liabilities	266,092	342,672	54,414
Amounts due to related parties	12,691	12,680	2,013

Total current liabilities	2,127,956	2,291,265	363,837

Total liabilities	2,127,956	2,291,265	363,837

Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share, 686,505,790 shares authorized, 265,082,760 and 267,630,260 shares issued and outstanding as at December 31, 2011 and March 31, 2012, respectively)	197	199	32
Class B common shares (par value of US$0.0001 per share, 313,494,210 shares authorized, 131,916,660 and 131,916,660 shares issued and outstanding as at December 31, 2011 and March 31, 2012, respectively)	103	103	16
Additional paid-in capital	1,825,873	1,841,365	292,396
Accumulated other comprehensive loss	(88,336)	(89,752)	(14,251)
Accumulated deficit	(580,051)	(679,574)	(107,912)

Total shareholders’ equity	1,157,786	1,072,341	170,281

Total liabilities and shareholders’ equity	3,285,742	3,363,606	534,118

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share related data)

	Three Months Ended
	March 31, 2011	March 31, 2012	March 31, 2012
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Net revenues
Product revenue	678,083	1,063,855	168,933
Media	514,039	695,976	110,516
General merchandise	164,044	367,879	58,417
Other revenue	9,497	19,769	3,139

Total net revenues	687,580	1,083,624	172,072

Cost of revenues	(553,580)	(929,287)	(147,564)

Gross profit	134,000	154,337	24,508

Operating expenses:
Fulfillment	(84,960)	(175,530)	(27,873)
Marketing	(23,239)	(29,589)	(4,699)
Technology and content	(18,443)	(32,071)	(5,093)
General and administrative	(11,754)	(26,831)	(4,261)
Government grants	3,130	2,445	388

Total operating expenses,net	(135,266)	(261,576)	(41,538)

Loss from operations	(1,266)	(107,239)	(17,030)

Interest income	3,960	6,071	964

Other income (expenses), net	(676)	1,645	261

Income (loss) before income taxes	2,018	(99,523)	(15,805)

Income tax benefit (expense)	1,057	—	—

Net income (loss)	3,075	(99,523)	(15,805)

Net income (loss) attributable to common shareholders	3,075	(99,523)	(15,805)

Income (loss) per common share
- Basic	0.01	(0.25)	(0.04)
- Diluted	0.01	(0.25)	(0.04)

Income (loss) per ADS
- Basic	0.04	(1.25)	(0.20)
- Diluted	0.04	(1.25)	(0.20)

Net income (loss) allocated to common shareholders used in income (loss) per share/ADS calculation
- Basic	3,075	(99,523)	(15,805)
- Diluted	3,075	(99,523)	(15,805)
Shares used in income (loss) per common share computation:

Class A common shares:
- Basic	104,744,198	265,306,426	265,306,426
- Diluted	419,143,218	397,223,086	397,223,086
Class B common shares:
- Basic	286,520,870	131,916,660	131,916,660
- Diluted	286,520,870	131,916,660	131,916,660

ADSs used in income (loss) per ADS caculation
- Basic	78,253,014	79,444,617	79,444,617
- Diluted	83,828,644	79,444,617	79,444,617

Share-based compensation

(In thousands, except share related data)

	Three Months Ended
	March 31, 2011	March 31, 2012	March 31, 2012
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
* share-based compensation expenses included are as follows:
Operating expenses:
Fulfillment *	244	480	76
Marketing*	59	83	13
Technology and content*	191	248	39
General and administrative*	1,942	1,981	315

Total	2,436	2,792	443

(1)	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2975 to US$1.00, the noon buying rate on March 30, 2012 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	Each ADS represents five common shares of the Company.

Non-GAAP operating loss, operating margin and net income (loss)

(In thousands)

	Three Months Ended
	March 31, 2011	March 31, 2012	March 31, 2012
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Loss from operations	(1,266)	(107,239)	(17,030)
Share-based compensation expenses	2,436	2,792	443

Non-GAAP operating income (loss)	1,170	(104,447)	(16,587)

Operating margin	-0.2%	-9.9%	-9.9%
Impact due to share-based compensation expenses	0.4%	0.3%	0.3%

Non-GAAP operating margin	0.2%	-9.6%	-9.6%

Net income (loss)	3,075	(99,523)	(15,805)
Share-based compensation expenses	2,436	2,792	443

Non-GAAP net income (loss)	5,511	(96,731)	(15,362)

Adjusted EBITDA

(In thousands)

	Three Months Ended
	March 31, 2011	March 31, 2012	March 31, 2012
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Loss from operations	(1,266)	(107,239)	(17,030)
Add back:
Depreciation and amortization	6,386	9,626	1,529
Share-based compensation expenses	2,436	2,792	443

Adjusted EBITDA	7,556	(94,821)	(15,058)